UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         Sinclair Broadcast Group, Inc.
               --------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   829226 10 9
               --------------------------------------------------
                                 (CUSIP Number)


                 J. Duncan Smith, Sinclair Broadcast Group, Inc.
         2000 W. 41st Street, Baltimore, Maryland 21211, (410) 467-5005
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 2, 1997
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 829226 10 9                                       Page 2 of 10 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    DAVID D. SMITH
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY               12,998,529
    EACH             -----------------------------------------------------------
  REPORTING          9   SOLE DISPOSITIVE POWER
   PERSON                12,998,529
    WITH             -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,998,529
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (SEE INSTRUCTIONS)
                                                                     |X|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 829226  10  9                                     Page 3 of 10 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    FREDERICK G. SMITH
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY               11,356,171
    EACH             -----------------------------------------------------------
  REPORTING          9   SOLE DISPOSITIVE POWER
   PERSON                11,356,171
    WITH             -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,356,171
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (SEE INSTRUCTIONS)
                                                                     |X|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 829226 10 9                                       Page 4 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     J. DUNCAN SMITH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY               12,768,321
    EACH             -----------------------------------------------------------
  REPORTING          9   SOLE DISPOSITIVE POWER
   PERSON                12,768,321
    WITH             -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,768,321
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (SEE INSTRUCTIONS)
                                                                     |X|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 829226 10 9                                       Page 5 of 10 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    ROBERT E. SMITH
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
  NUMBER OF              0
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY               10,751,674
    EACH             -----------------------------------------------------------
  REPORTING          9   SOLE DISPOSITIVE POWER
   PERSON                10,751,674
    WITH             -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,751,674
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (SEE INSTRUCTIONS)
                                                                     |X|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

                  This Amendment No. 1 is filed to report changes in the composition of the Group identified in the original filing and to report changes in the beneficial ownership of shares by certain members of the Group. All capitalized terms used without definition have the meaning given them in the original filing.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This statement is filed on behalf of David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the "Smiths"), who are members of a group (the "Group"). The Group formerly included Barry Baker, Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA (together, "Boston Ventures"), but as a result of the termination of obligations under the Voting Agreement, these persons are no longer members of the Group.

                  (b) No change.

                  (c) Robert E. Smith is a director of the Company. The principal occupation of the other Smiths has not changed.

                  (d)-(e) None of the Smiths has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  No change.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons entered into the Voting Agreement described in the original filing, pursuant to which they had agreed to vote on certain specified matters. As a result of the disposition by Boston Ventures of its shares of Class A Common Stock and the subsequent termination of the obligations under the Voting Agreement on March 8, 1999, pursuant to its terms, the Voting Agreement is no longer in effect. Messrs. David, Frederick, Duncan and Robert Smith remain subject to the Stockholders Agreement pursuant to which they remain obligated to vote for one another as directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by each remaining member of the Group as of May 30, 1999. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore each share of Class B Common Stock represents beneficial ownership on one share of Class A Common Stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below, except that all of the shares are subject to the Stockholders Agreement, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Each of the Smiths disclaims beneficial ownership of the shares beneficially owned by other members of the Group.


                                   Shares of Class B Common
                                             Stock
                                      Beneficially Owned
                            ---------------------------------------
                                                        Percent             Total Voting          Total Voting
           Name                     Number              of Class               Power (a)             Power (b)
           ----                     ------              --------               ---------             ---------
David D. Smith (c)               12,998,528.6372         26.8%                   24.3%                  3.1%

Frederick G. Smith (d)           11,356,171              23.4%                   21.3%                  2.6%

J. Duncan Smith (e)              12,768,321              26.3%                   23.9%                  3.0%

Robert E. Smith (f)              10,751,674              22.1%                   20.1%                  2.5%

Reporting Persons
 as a group
 (4 persons) (g)                                         98.5%                   89.7%                 49.5%(h)


     *    Less than 1%

     (a) Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to "going private" and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. This column sets forth the voting power each reporting person has on the matters on which shares of Class B Common Stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

     (b) This column sets forth the voting power each reporting person would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. This column also shows the voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock.

     (c) If David Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 21.3% of the issued and outstanding Class A Common Stock.

     (d) Includes 766,176 shares held in irrevocable trusts established by Frederick G. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares. If Frederick Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 19.1% of the issued and outstanding Class A Common Stock.

     (e) Includes 860,390 shares held in irrevocable trusts established by J. Duncan Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares. If Duncan Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 21.0% of the issued and outstanding Class A Common Stock. The amount reported excludes 12,760 shares of Class A Common Stock held by members of Duncan Smith's household as to which Mr. Smith denies he has beneficial ownership.

     (f) Includes 1,465,710 shares held in irrevocable trusts established by Robert E. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares. If Robert Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 18.3% of the issued and outstanding Class A Common Stock. The amount reported excludes 6,000 shares of Class A Common Stock held by members of Robert Smith's household as to which Mr. Smith denies he has beneficial ownership.

     (g)  Includes all shares identified above.

     (h) This percentage assumes that 662,350.36 shares of Class B Common Stock held by a former spouse of David D. Smith are also converted to Class A Common Stock.


(c) The tables in Exhibit 1 set forth information regarding transactions in shares by the Smiths since the initial filing.

(d)  Not applicable.

(e)  Not applicable.

                                    SIGNATURE

    After  reasonable  inquiry and to the best of my  knowledge  and   belief, I
certify that the information set forth in this statement is true and correct.

June 11, 1999
                                           /s/ David D. Smith
                                           -------------------------------------
                                           David D. Smith

                                           /s/ Frederick G. Smith
                                           -------------------------------------
                                           Frederick G. Smith

                                           /s/ J. Duncan Smith
                                           -------------------------------------
                                           J. Duncan Smith

                                           /s/ Robert E. Smith
                                           -------------------------------------
                                           Robert E. Smith

                                                                                          NUMBER          PRICE
     DATE                           TYPE OF TRANSACTION                                  OF SHARES      PER SHARE
     ----                           -------------------                                  ---------      ---------
TRANSACTIONS BY DAVID SMITH
                8/2/97   Transfer of Class B Common Stock in divorce settlement           608,458 (1)         NA
               9/23/97   Sale of Class B Common Stock in underwritten offering (2)        325,000 (1)     $34.95
                8/2/98   Receipt of Class B Common Stock in divorce settlement            491,380             NA
               11/6/98   Gift of Class B Common Stock (2)                                  36,036             NA
              12/23/98   Gift of Class B Common Stock (2)                                  62,500             NA
               1/25/99   Gift of Class B Common Stock (2)                                  27,397             NA

TRANSACTIONS BY FREDERICK SMITH (3)
     7/5/96 TO 12/31/96  Sales of Class B Common Stock (2)                                199,050 (1)     $35.03
     6/10/97 to 8/11/97  Sales of Class B Common Stock (2)                                138,000 (1)     $26.71
                9/23/97  Sale of Class B Common Stock in underwritten offering (2)        325,000 (1)     $34.95
                9/30/97  Sale of Class B Common Stock in underwritten offering (2)        225,000 (1)     $34.95
   10/29/97 to 12/23/97  Sales of Class B Common Stock (2)                                263,500 (1)     $40.28
               12/23/97  Gift of Class B Common Stock (2)                                  10,400 (1)         NA
               12/29/97  Gift of Class B Common Stock (2)                                  11,749 (1)         NA
     2/27/98 to 3/13/98  Sales of Class B Common Stock (2)                                 82,000 (1)     $56.17
      7/31/98 to 8/4/98  Sales of Class B Common Stock (2)                                142,000         $25.72
               12/22/98  Gift of Class B Common Stock (2)                                 183,419             NA

TRANSACTIONS BY DUNCAN SMITH
     9/18/96 to 10/17/96 Sales of Class B Common Stock (2)                                 70,000 (1)     $42.82
      6/26/97 to 7/21/97 Sales of Class B Common Stock (2)                                 30,000 (1)     $33.08
                 9/23/97 Sale of Class B Common Stock in underwritten offering (2)        325,000 (1)     $34.95
                 10/8/97 Sale of Class B Common Stock (2)                                  10,500 (1)     $38.69
                12/18/97 Gift of Class B Common Stock (2)                                  13,500 (1)         NA
       1/16/98 to 3/9/98 Sales of Class B Common Stock (2)                                101,000 (1)     $53.17
      8/3/98 to 12/15/98 Sales of Class B Common Stock (2)                                 75,667         $25.50
                12/28/98 Gift of Class B Common Stock (2)                                 125,000             NA
                 1/11/99 Sale of Class B Common Stock (2)                                  21,000         $19.31
                 5/19/99 Sale of Class B Common Stock (2)                                   5,100         $14.25
                 5/19/99 Sale of Class B Common Stock (2)                                  39,700         $14.19
                 5/20/99 Sale of Class B Common Stock (2)                                   5,200         $14.25

TRANSACTIONS BY ROBERT SMITH (4)
     7/5/96 to 12/31/96  Sales of Class B Common Stock (2)                                302,430 (1)     $30.85
      6/11/97 to 8/6/97  Sales of Class B Common Stock (2)                                172,000 (1)     $28.48
                9/23/97  Sale of Class B Common Stock in underwritten offering (2)        325,000 (1)     $34.95
                9/30/97  Sale of Class B Common Stock in underwritten offering (2)        225,000 (1)     $34.95
               10/29/97  Sale of Class B Common Stock (2)                                 138,000 (1)     $36.25
               12/23/97  Gift of Class B Common Stock (2)                                 127,000 (1)         NA
      3/9/98 to 3/10/98  Sales of Class B Common Stock (2)                                 50,000 (1)     $56.01
     8/3/98 to 12/11/98  Sales of Class B Common Stock (2)                                146,000         $24.24
               12/30/98  Gift of Class B Common Stock (2)                                 137,314             NA
       1/4/99 to 1/9/99  Sales of Class B Common Stock (2)                                362,300         $18.35

--------------------------------------------------------------------------------
(1)  Transaction occurred prior to 2 for 1 stock split on May 28, 1998.

(2)  Class B shares that were sold or transferred became Class A shares.

(3) In addition to the transactions shown here, the number of shares owned has been reduced by 3,000 to adjust the number previously reported.

(4) In addition to the transactions shown here, the number of shares owned has been increased by 160 to adjust the number previously reported.